Exhibit 99.77(i)

ITEM 77I – Terms of New or Amended Securities

(1)	Effective April 24, 2015, Voya Equity Trust established Class R6 shares on behalf of Voya Growth Opportunities Fund. Class R6 shares are sold without a front-end load and are not subject to a CDSC. In addition, at its March 12, 2015 meeting, the Board approved the agreements and other routine matters with respect to the establishment of the Fund’s Class R shares.